Filed pursuant to Rule 424(b)(3)

Registration No. 333-252515

PROSPECTUS SUPPLEMENT NO. 43

(to Prospectus dated February 16, 2021)

Danimer Scientific, Inc.

Up to 32,435,961 Shares of Common Stock

Up to 16,279,253 Shares of Common Stock Issuable Upon Exercise of Warrants and Options

This prospectus supplement supplements the prospectus dated February 16, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252515). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on July 10, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 16,279,253 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,000,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Live Oak Acquisition Corp., our predecessor company (“Live Oak”), (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Live Oak and (iii) up to 279,253 shares of Common Stock issuable upon exercise of Non-Plan Legacy Danimer Options. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (i) up to 32,435,961 shares of Common Stock (including up to 6,000,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 6,000,000 Private Warrants. We will not receive any proceeds from the sale of shares of Common Stock or the Private Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “DNMR”. On July 10, 2024, the closing price of our Common Stock was $0.57. Our Public Warrants were previously traded on The New York Stock Exchange under the symbol “DNMR WS”; however, the Public Warrants ceased trading on the New York Stock Exchange and were delisted following their redemption.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 10, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 09, 2024

DANIMER SCIENTIFIC, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39280	84-1924518
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Industrial Boulevard
Bainbridge, Georgia		39817
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 229 243-7075

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	DNMR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 9, 2024, Danimer Scientific, Inc. (the “Company”) held an Annual Meeting of Stockholders (the “Annual Meeting”) at which the Company’s stockholders adopted the Fifth Amended and Restated Certificate of Incorporation of the Company for the purpose of increasing the total number of authorized shares of the Company’s Class A common stock, par value $0.0001 per share (“Common Stock”) from 200,000,000 shares to 600,000,000 shares. The Fifth Amended and Restated Certificate of Incorporation became effective on July 10, 2024 upon filing with, and acceptance for record by, the Secretary of the State of Delaware. A copy of the Fifth Amended and Restated Certificate of Incorporation effecting the increase in authorized shares of the Company’s Common Stock is attached hereto as Exhibit 3.1 and is incorporated by reference herein.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On July 9, 2024, the Company held its Annual Meeting. Of the 116,443,200 shares of Common Stock outstanding and entitled to vote at the Annual Meeting, 64,086,693 shares of common stock were present in person or by proxy and entitled to vote, representing approximately 55% of the Company’s shares of Common Stock entitled to vote at the Annual Meeting.

At the Annual Meeting, the Company’s stockholders: (i) approved the election of each of the following eleven Board of Director (the “Board”) nominees standing for re-election: Richard N. Altice, John P. Amboian, Philip Gregory Calhoun, Cynthia Cohen, Stephen E. Croskrey, Richard Hendrix, Gregory Hunt, Allison M. Leopold Tilley, Dr. David J. Moody, Dr. Isao Noda, and Stuart W. Pratt, (ii) ratified the appointment of KMPG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2024, (iii) adopted the Company’s Fifth Amended and Restated Certificate of Incorporation to increase the authorized number of shares of the Company’s Common Stock, and (iv) approved an amendment to the Danimer Scientific, Inc. 2020 Long-Term Incentive Plan (the “LTIP”) to increase the number of shares of the Company’s Common Stock available for issuance under the LTIP.

The voting results for each proposal are set forth below:

Proposal 1 – To elect the eleven nominees named in the proxy statement to serve on the Company’s Board until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified:

Name	Votes For	Votes Withheld	Broker Non-Votes
Richard N. Altice	37,078,735	1,516,079	25,491,879
John P. Amboian	31,215,853	7,378,961	25,491,879
Philip Gregory Calhoun	34,248,691	4,346,123	25,491,879
Cynthia Cohen	37,000,427	1,594,387	25,491,879
Stephen E. Croskrey	36,776,990	1,817,824	25,491,879
Richard Hendrix	37,048,386	1,546,428	25,491,879
Gregory Hunt	37,002,519	1,592,295	25,491,879
Allison M. Leopold Tilley	34,437,361	4,157,453	25,491,879
Dr. David J. Moody	37,133,703	1,461,111	25,491,879
Dr. Isao Noda	36,879,604	1,715,210	25,491,879
Stuart W. Pratt	37,001,845	1,592,969	25,491,879

Proposal 2 – To ratify the appointment of KMPG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2024:

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
61,856,547	2,015,192	214,954	0

Proposal 3 – To approve an amendment and restatement of the Company’s Fourth Amended and Restated Certificate of Incorporation to increase the authorized number of shares of the Company’s Class A common stock, par value $0.0001 per share:

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
60,680,686	2,488,040	917,967	0

Proposal 4 – To approve an amendment to the LTIP to increase the number of shares of the Company’s Common Stock available for issuance under the LTIP:

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
33,709,199	4,062,578	823,037	25,491,879

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit	Description

3.1	Fifth Amended and Restated Certificate of Incorporation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Danimer Scientific, Inc

Date:	July 10, 2024	By:	/s/ Stephen A. Martin
Stephen A. Martin Chief Legal Officer & Corporate Secretary

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

DANIMER SCIENTIFIC, INC.

July 9, 2024

Danimer Scientific, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The current name of the Corporation is “Danimer Scientific, Inc.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 24, 2019 (the “Original Certificate”).

2. The Amended and Restated Certificate of Incorporation (the “First Amended and Restated Certificate”), which restated and amended in its entirety the Original Certificate, was duly adopted by the Board of Directors of the Corporation (the “Board”) and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law (the “DGCL”) of the State of Delaware and was filed with the Secretary of State of the State of Delaware on June 5, 2019.

3. The Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which restated and amended in its entirety the First Amended and Restated Certificate, was duly adopted by the Board and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the DGCL and was filed with the Secretary of State of the State of Delaware on January 15, 2020.

4. The Third Amended and Restated Certificate of Incorporation (the “Third Amended and Restated Certificate”), which restated and amended in its entirety the Second Amended and Restated Certificate, was duly adopted by the Board and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the DGCL and was filed with the Secretary of State of the State of Delaware on May 5, 2020.

5. The Fourth Amended and Restated Certificate of Incorporation (this “Fourth Amended and Restated Certificate”), which restated and amended in its entirety the Third Amended and Restated Certificate, was duly adopted by the Board and the stockholders of the Corporation in accordance with Sections 228-242 and 245 of the DGCL and was filed with the Secretary of State of the State of Delaware on December 29, 2020.

6. This Fifth Amended and Restated Certificate of Incorporation (this “Fifth Amended and Restated Certificate”) both restates and amends the provisions of the Fourth Amended and Restated Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the DGCL.

7. This Fifth Amended and Restated Certificate shall become effective on the date of filing with Secretary of State of Delaware.

8. The text of the Fourth Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

NAME

The name of the corporation is Danimer Scientific, Inc. (the “Corporation”).

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

ARTICLE III

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE IV

CAPITALIZATION

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 610,000,000 shares, consisting of (a) 600,000,000 shares of Class A common stock (the “Common Stock”), and (b) 10,000,000 shares of preferred stock (the “Preferred Stock”).

Section 4.2 Preferred Stock. The board of directors of the Corporation (the “Board”) is hereby expressly authorized to provide, out of the unissued shares of the Preferred Stock, one or more series of Preferred Stock, and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3 Common Stock.

(a) Voting. Except as otherwise required by law or this Fifth Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation. Except as otherwise required by law or this Fifth Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote. Except as otherwise required by law or this Fifth Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

(b) Dividends. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

ARTICLE V

DIRECTORS

Section 5.1 Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. The total number of directors shall be determined from time to time exclusively by resolution adopted by the Board of Directors. Subject to any rights granted to holders of one or more series of Preferred Stock, any newly-created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors (whether by death, resignation, retirement, disqualification, removal or other cause) may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director or by the stockholders. In addition to the powers and authority expressly conferred upon the Board by statute, this Fifth Amended and Restated Certificate or the Bylaws (the “Bylaws”) of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Fifth Amended and Restated Certificate and any Bylaws adopted by the stockholders; provided, however, that No Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Section 5.2 Election. Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter, change, add or repeal the Bylaws, without any action on the part of the stockholders, by the vote of at least a majority of the directors of the Corporation then in office. The Bylaws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the shares of the capital stock of the Corporation entitled to vote in the election of directors, voting as one class.

ARTICLE VII

LIMITED LIABILITY; INDEMNIFICATION

Section 7.1 Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Section 7.1 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

Section 7.2 Indemnification. The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

ARTICLE VIII

INSOLVENCY; SALE, LEASE OR EXCHANGE OF ASSETS

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

ARTICLE IX

CONSENT OF STOCKHOLDERS IN LIEU OF MEETING, ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS

Section 9.1 Consent of Stockholders. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

Section 9.2 Special Meetings. Special meetings of the stockholders of the Corporation may be called only by the Chairman or the Chief Executive Officer of the corporation or by a resolution adopted by the affirmative vote of a majority of the Board of Directors, and any power of stockholders to call a special meeting of stockholders is specifically denied.

Section 9.3 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the corporation shall be given in the manner and to the extent provided in the by-laws of the corporation.

ARTICLE X

MISCELLANEOUS

Section 10.1 Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL or the Corporation’s Fifth Amended and Restated Certificate of Incorporation or Bylaws (as either may be amended, restated, modified, supplemented or waived from time to time); (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine; or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, shall be a state court located within the State of Delaware (or, if No state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). For the avoidance of doubt, this Section 10.1 shall not apply to any action or proceeding asserting a claim under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended.

Section 10.2 Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 10.3 If any action the subject matter of which is within the scope of Section 10.1 above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 10.1 above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 10.4 If any provision or provisions in this Fifth Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision or provisions in any other circumstance and of the remaining provisions in this Fifth Amended and Restated Certificate of Incorporation and the application of such provision or provisions to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Section 10.5 Any person purchasing or otherwise acquiring any security of the Corporation shall be deemed to have notice of and consented to this Article X.

ARTICLE XI

AMENDMENT OF FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change, add or repeal any provision contained in this Fifth Amended and Restated Certificate (including any Preferred Stock Designation), in the manner now or hereafter prescribed by this Fifth Amended and Restated Certificate and the DGCL; and except as set forth in ARTICLE VIII, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article.

IN WITNESS WHEREOF, Danimer Scientific, Inc. has caused this Fifth Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

DANIMER SCIENTIFIC, INC.

By:	/s/ Stephen A. Martin_________
Name:	Stephen A. Martin
Title:	Chief Legal Officer and Corporate Secretary